Reliance
Industries Limited

[redacted]

RECEIVED
2008 APR 16 P 12: 04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 1, 2008

08001720

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	April 1, 2008	Media Release issued by the Company titled "Second Gas Discovery in Deepwater Exploration Block in Krishna Basin – Two discoveries enhances Krishna Basin Prospectivity".

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

PROCESSED
APR 18 2008
THOMSON FINANCIAL

4/16

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

April 1, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 054

Trading Symbol: 'RELIANCE EQ'
Fax No.2659 8237 / 38

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company titled "Second Gas Discovery in Deepwater Exploration Block in Krishna Basin – Two discoveries enhances Krishna Basin Prospectivity" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
BP 165, L – 2011
Luxembourg

Encl: a/a

Media Release

Reliance Industries Limited

Second Gas Discovery in Deepwater Exploration Block in Krishna Basin

Two discoveries enhances Krishna Basin Prospectivity

Mumbai April 1, 2008: Reliance Industries Limited (RIL) is pleased to announce yet another discovery in exploratory block KG-DWN-2003/1of Krishna Basin. The deepwater block awarded in NELP-V is situated 45 kms away from the coast and covers an area of 3288 Sq. Km. This is the second gas discovery in this block. RIL holds 90% participating interest (PI) and Hardy Exploration and Production India Inc holds 10% of PI in the block

The well KGVD3-B1 was drilled at a water depth of 711 m, to a total depth of 2730 m, with the objective of exploring high amplitude geobodies of Pliestocene deep water fan complex and unconformity related structural traps at Miocene level. Excellent qualities of reservoirs were encountered with gross hydrocarbon columns of around 111 meters. The potential of the zones was evaluated through wire-line based technology called Modular Dynamic Testing (MDT). This discovery namely **'Dhirubhai–41'** has been notified to Government of India and Directorate General of Hydrocarbons. The potential commercial interest of the discovery is being ascertained through more data gathering and analysis.

In February 2008, RIL made first gas discovery in the same block and the discovery was named as **'Dhirubhai–39'** and the notification of potential commercial discovery was submitted to Government of India and Directorate General of Hydrocarbons few days back.

About 70 per cent of this block is covered by 3D Seismic survey and further prospect analysis is underway. This discovery has established a petroleum system in the block, the extent of which is being analyzed. In the last quarter of this financial year (2007-08), RIL has made four discoveries, two in Krishna Basin Deep Waters, one in shallow waters of Krishna Basin and one in Mahanadi Basin.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs1,18,354 crore (US$ 27.23 billion), cash profit of Rs17,678 crore (US$ 4.07 billion), net profit of Rs11,943 crore (US$ 2.75 billion) and net worth of Rs63, 967 crore (US$ 14.72 billion) as of March 31, 2007.

RIL is the first and only private sector company from India to feature in the *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL is amongst the 25 fastest climbers ranked by Fortune. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

Key Contacts:		
Sharmili Vashani (Mumbai)	Tushar Pania (Mumbai)	Sudeep Purkayastha (Delhi)
022 – 2278 5587	022 -2278 5905	011-2346 3634
+91 99875 11205	+91 98200 88536	+91-98994 41119
sharmili.vashani@ril.com	tushar.pania@ril.com	sudeep.purkayastha@ril.com

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : media.enquiries@ril.com
Internet : www.ril.com

END